UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67236

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BHK Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__220 Lakeshore Drive, Suite 250__

(No. and Street)

__Birmingham__	__Alabama__	__35209__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Meredyth Hazzard__	__(205) 874-1002__	__robby.hazzard@bhkllc.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__David Lundgren & Company CPAs__

(Name – if individual, state last, first, and middle name)

__505 North MurLen Road__	__Olathe__	__Kansas__	__66062__
(Address)	(City)	(State)	(Zip Code)
__01/05/2015__		__6075__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Meredyth Hazzard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BHK Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public, Alabama State at Large
Melissa Norris Baldwin
Expires 6/7/2026

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BHK SECURITIES, LLC
(A wholly owned subsidiary of BHK Holdings, LLC)
(SEC I.D. No. 8-67236)

Statement of Financial Condition
For the year ended December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED

505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BHK Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BHK Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BHK Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BHK Securities, LLC's management. Our responsibility is to express an opinion on BHK Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BHK Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as BHK Securities, LLC's auditor since 2017.

Olathe, Kansas

March 26, 2025

BHK SECURITIES, LLC
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	216,140
Deposits with clearing organizations		102,475
Investments, at fair value		152,407
Receivables from brokers, dealers and clearing organizations		22,539
Prepaid deposits and expenses		12,260
TOTAL ASSETS	$	505,821
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Wages payable		13,290
Accounts payable, accrued expenses and other liabilities		4,657
TOTAL LIABILITIES	$	17,947
Commitments and contingencies		-
MEMBER'S EQUITY		487,874
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	505,821

The accompanying notes are an integral part of these financial statements.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

1. **Organization and Nature of Business**

BHK Securities, LLC (Company) is a dually registered broker dealer and registered investment advisor with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of BHK Holdings, LLC (Parent). The Company operates as a securities broker-dealer, offering a comprehensive range of services, including general securities and investment advisory services, all within a single line of business.

The Company is an introducing broker and executes and clears securities transactions and provides custody of client assets primarily through Wells Fargo Clearing Services, LLC under the trade name First Clearing; therefore, abstains from clearing customer accounts or undertaking custodial responsibilities associated with customer securities.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2024 and is not necessarily indicative of the results for any future period.

Use of Estimates

In accordance with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

Cash and Cash Equivalents

The Company maintains its cash equivalents in brokerage deposit accounts, utilizing an automated process to sweep surplus funds into a higher-yielding investments. This strategy enables the Company to optimize returns idle cash while maintaining liquidity. The Company monitors these accounts and does not expect to incur any losses from such accounts. The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2024, the Company recognized $216,140 in cash equivalents.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

2. **Significant Accounting and Reporting Policies, continued**

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2024 financial statements.

Transactions with Brokers, Dealers and Clearing Organizations

The Company has a fully-disclosed clearing agreement with First Clearing. Under the terms of this agreement, the Company is required to maintain a minimum $100,000 deposit with First Clearing to facilitate the clearance and settlement of trades, as well as provide collateral against potential trading losses or obligations arising from security transaction services. The deposit is recognized as an allowable asset in the Company's net capital computation.

Aged receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on the nature, contractual life and historical information, the Company has determined that there are de minimis expected credit losses of aged broker receivables; consequently, there is no requirement for an allowance for credit loss.

Income Taxes

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity for tax reporting purposes and is thus not subject to Federal, state or local income taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the Member for tax purposes.

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provision of the ASC 740 as of December 31, 2024. The Company is not currently under audit by any tax jurisdiction and does not have any carry forward losses or deferred tax assets.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

2. **Significant Accounting and Reporting Policies, continued**

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Recent Adoption of New Accounting Standards

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2023. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. See Note 9 for further discussion.

3. **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables and payables with brokers, dealers, and clearing organizations consist of cash on hand and commission receivables, less amounts payable for transaction costs related to pending securities transactions with First Clearing. The Company reports receivables at their net realizable value, and broker-dealer receivables are typically received within 30 days. As of December 31, 2024, the Company had a net receivable of $22,539 from First Clearing, which is disclosed in the Statement of Financial Condition.

4. **Investments, at fair value**

The table below illustrates the Company's fair value hierarchy as of December 31, 2024, for assets carried at cost in the Statement of Financial Condition. The values closely approximate fair value due to their short-term and highly liquid nature.

	Fair Value Measurement		
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Investments	Level 1	Level 2	Level 3
Cash Equivalents	$ 216,140	$ -	$ -
Clearing Deposit	102,475		
US Treasury Investments	152,407	-	-
Total investments at fair value	$ 471,021	$ -	$ -

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

5. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses denote upfront payments made for future goods, services, or rights. The Company employs a systematic methodology to recognize and distribute these expenses over the periods during which the associated benefits are realized. As of December 31, 2024, the aggregate amount of the Company's prepaid deposits and expenses is $12,260, as disclosed in the Statement of Financial Condition.

6. **Related Parties**

The Company has engaged in an expense sharing arrangement with the Parent receiving a monthly allocation of occupancy expenses incurred by the Parent on its behalf. The agreement is considered month-to-month until and is subject to termination by either party. As of December 31, 2024, the Company had no outstanding payable due to related parties.

7. **Employee Benefit Plans**

The Company participates in the Parent Company's 401k profit sharing retirement plan covering all employees who meet eligibility requirements. The Company's annual discretionary contribution to the plan is based on employee eligible earnings and results of the Company's operations.

8. **Net Capital and Reserve Requirements**

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $100,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

As of December 31, 2024, the Company possessed a net allowable capital of $469,242, exceeding the required minimum net capital by $369,242. The ratio of aggregate indebtedness to net capital at the same date stood at 3.82%.

Reserve Requirements

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Additionally, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

9. **Segment Reporting**

The Company operates as a securities broker-dealer in a single line of business, offering a range of services within the securities brokerage sector. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenue from a single line of business in 2024.

10. **Commitments and Contingencies**

As a broker-dealer, the Company faces potential exposure to litigation, claims, and regulatory examinations. After a thorough assessment of these potential risks, management believes that, as of December 31, 2024, there are no matters expected to have a material adverse impact on the Company's financial position.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at or during the year ended December 31, 2024.

11. **Subordinated Liabilities**

As of December 31, 2024, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

12. **Member's Equity**

In the fiscal year ending on December 31, 2024, the Company executed capital distributions totaling $851,946 to the Parent, which had a significant impact on the Company's capital structure during the reporting period.

13. **Risks and Uncertainties**

Investing in highly liquid money market funds carries certain risks and uncertainties. While these funds are known for their stability and short-term nature, they are not entirely risk-free. The primary risk lies in the potential for fluctuations in interest rates, which can impact the fund's returns. Additionally, money market funds are subject to credit risk, as they invest in short-term debt securities issued by various entities. Market conditions and economic factors can also influence the performance of these funds. Furthermore, regulatory changes or disruptions in financial markets can introduce uncertainties. While money market funds aim to maintain a stable net asset value (NAV), there is a slim chance that the NAV may deviate, albeit slightly, from the customary $1 per share. The Company has conducted a thorough risk assessment and concluded that there is no significant risk associated with these investments.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

14. **Subsequent Events**

Management has evaluated all events or transactions that occurred subsequent to December 31, 2024, through the date the financial statements were available to be issued and has determined that there were no material recognizable subsequent events that required recording or disclosures in these financial statements.